Exhibit 99.1

                                        Press Release

[Graphic omitted] Ahold

                                        Royal Ahold
                                        Public Relations

                                        Date:                  February 27, 2003
                                        For more information:  +31.75.659.5720

               Ahold investigation into Disco Argentina completed

o    No material impact on Ahold's financial results

o    New management appointed

Zaandam, The Netherlands, February 27, 2003 - Ahold announced on February 24 that it has been investigating, through forensic accountants, the legality of certain transactions at Ahold's Argentine subsidiary, Disco, and the accounting treatment thereof. While Ahold believed that there was no material impact upon the company, it was unable to comment further until the investigation was complete. This work has now been concluded and the investigation shows that there will be no material impact on Ahold's financial results.

Ahold also announces that the Chief Executive Officer and the Chief Financial Officer along with two other directors have resigned.

Two new directors have been appointed by Ahold to the Disco Board. Alfredo Garcia Pye, currently Country Manager of Ahold's Santa Isabel operation in Peru, has been appointed Chief Executive Officer. Pieter de Nooij, currently member of Ahold's Latin America Support Group, has been appointed Chief Financial Officer. Both appointments are effective immediately.

An Ahold team from the Netherlands has been installed at Disco to offer active support to the company, enforce controls and ensure compliance with the Ahold Business Principles.

Ahold Corporate Communications:  +31.75.659.5720

                                                  Albert Heijnweg 1,Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302